April 15, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

	Re:	Cibolan Gold Corporation
Form 10-K for Fiscal Year Ended April 30, 2014
Filed September 4, 2014
File No. 000-30230

Dear Sirs:

We refer to your letter of March 12, 2014 addressed to the Company with your comments on the Company's Form 10-K for fiscal year ended April 30, 2014, filed September 4, 2014.  For your ease of reference, our responses to your comments are numbered in a corresponding manner.

Form 10-K for the Fiscal Year Ended April 30, 2014

General

1.
We note your references throughout your filing to NI 43-101 and NI 43-101 compliance. Additionally we note your disclosure on page 15 stating that check assays were filed with the Canadian Regulatory Authorities. Please tell us if you are a reporting issuer in Canada and if you are required to file in Canada. If not, revise future filings to remove references to NI 43-101.

We acknowledge that we have been trying for some time to get a listing on the Toronto Ventures Exchange but because of funding and timing that is not yet completed.  We have revised recent filings removing all references to NI 43-101.  We will continue to refrain from using these references in all future filings.

2.
We note your references to the phrase brink of production.  Please define this phase and clarify if you will define a mineral reserve pursuant to the definitions in Industry Guide 7 prior to commencing extraction activities.

Our definition of the phrase “brink of production” is that point in time where all permits are in hand and all that remains is obtaining the funding to build the facilities and begin mining.  This phase has been removed from our most recent quarterly report and will no longer be used in any of our filings.

Regarding the second part of your enquiryt, we intend to define a mineral reserve pursuant to the definitions of Industry Guide 7.  However, if market conditions and the technical evidence gathered by our technical team indicate strong positive results should be expected from our project, we may start extraction activities while we finalize a mineral reserve pursuant to the definitions of Industry Guide 7.

In connection with this response, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in thefiling;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

CIBOLAN GOLD CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA
President and Chief Executive Officer